Clean Vision Corporation

2711 N. Sepulveda Blvd. #1051

Manhattan Beach, CA 90266

April 17, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Attorney

Re:	Clean Vision Corporation
Registration Statement on Form S-1 Filed April 3, 2023
File No. 333-271075

Dear Mr. Richie:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Clean Vision Corporation hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, April 18, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Clean Vision Corporation

/s/ Daniel Bates
Daniel Bates
Chief Executive Officer